FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2004

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

ABBEY NATIONAL PLC ISIN XS0095334941

Confirmation of Redemption to Holders of
$150,000,000 7.10% Perpetual Callable Subordinated Notes

Abbey National plc hereby confirms that it has given notice in accordance with the terms of its $150 million 7.10% Perpetual Callable Subordinated Notes issued in March 1999 that on 13 December, 2004 it will redeem all of its outstanding 7.10% Perpetual Callable Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued interest payable, if any.

Dated: 10 November, 2004

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 10th November 2004	By: /s/ Karen Carson
(Authorised Signatory)